------              U.S. SECURITIES AND EXCHANGE COMMISSION                  ------------------------------
FORM 4                       WASHINGTON, D.C. 20549                                  QMB APPROVAL
------                                                                       ------------------------------
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               QMB NUMBER           3235-0287
/ / Check this box if no                                                     EXPIRES:      FEBRUARY 1, 1997
    longer subject to                                                        ESTIMATED AVERAGE BURDEN
    Section 16. Form 4                                                       HOURS PER RESPONSE     ....0.5
    or Form 5 obligations                                                    ------------------------------
    may continue. See
    Instruction 1(b).
                  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
                Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Berrard        Steven            R.           Florida Panthers Holdings, Inc.  "PAW"            Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------     X Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----             ---
450 East Las Olas Boulevard                       Number of Reporting        Month/Year             Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)         11-97              ----        title ---       below)
                 (Street)                      -------------------------   ------------------               below)
 Fort Lauderdale,  Florida       33301                                    5. If Amendment,
---------------------------------------------                                Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                               N/A
                                                          --               ------------------



------------------------------------------------------------------------------------------------------------------------------------
                         TABLE II -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                                                                         (Instr. 3 and 4)    (D) or         cial
                                                                                                             Indirect       Owner-
                                                                                                             (I)            ship
                                 (Month/                                                                     (Instr. 4)    (Instr.4)
                                  Day/   ---------------------------------------
                                  Year)   Code    V      Amount    (A) or   Price
                                                                   (D)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock            11-17-97   G(1)   V     21,055 sh.  D         --          303,822 sh.         D       N/A
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                          --          300,000 sh.         I      *By Berrard
                                                                                                                       Holdings
                                                                                                                       Limited
                                                                                                                       Partnership
------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.  (Over)

                   (Print or Type Response) SEC 1474 (8-92)




FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
Options                   $10.00/sh.    (2)          --   --     --      --     (2)     11-08-06  Class  A   25,000 sh.   --
                                                                                                 Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Options                   $19 1/8 /sh.  (3)          --   --     --      --     (3)     11-17-07  Class  A   10,000 sh.   --
                                                                                                 Common Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------
Options                         25,000 sh.                D                           N/A
-------------------------------------------------------------------------------------------------------
Options                         10,000 sh.                D                           N/A
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Explanation of Responses: (1) Represents gifts from Mr. Berrard of 7,895 shares to Boys Club of Broward
                              County, Inc. and 13,160 shares to Broward Community College Foundation.
                          (2) The options were acquired on November 8, 1996 and vest in four equal annual installments beginning on November 8, 1997.
                          (3) The options were acquired on November 17, 1997 and vest in four equal annual installments beginning on November 17, 1998.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.         /s/ STEVEN R. BERRARD      1-9-98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------ --------
                                                                                             **Signature of Reporting Person  Date

                                                                                                   STEVEN R. BERRARD

Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 5 for procedure.                                             SEC 1474 (8-92)
